SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                            Flamel Technologies S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   338488 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Hilary Strain
                       One Embarcadero Center, Suite 4050
                             San Francisco, CA 94111
                                 (415) 362-4022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 2 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000       See Footnote 1
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000       See Footnote 1
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000       Please see Footnote 1
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 1: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 3 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta BioPharma Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000       See Footnote 2
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000       See Footnote 2
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000       Please see Footnote 2
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 2: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 4 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta Embarcadero BioPharma, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 3
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 3
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 3
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 3: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 5 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Flamel Chase Partners (Alta Bio), LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 4
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 4
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 4
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 4: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 6 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta BioPharma Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 5
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 5
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 5
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 5: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 7 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alta/Chase BioPharma Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 6
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 6
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 6
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 6: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 8 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jean Deleage
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 7
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 7
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,001     Please see Footnote 7 and 7a
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 7: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

Footnote 7a: In addition Jean Deleage owns 1 share of Flamel Ordinary Shares.

CUSIP No. 0338488 10 9            SCHEDULE 13D                Page 9 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Garrett Gruener
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 8
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 8
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 8
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 8: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D               Page 10 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Daniel Janney
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 9
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 9
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 9
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 9: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D               Page 11 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alix Marduel
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 10
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 10
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 10
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 10: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

CUSIP No. 0338488 10 9            SCHEDULE 13D               Page 12 of 18 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Guy Nohra
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,175,000     See Footnote 11
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               -0-
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,175,000     See Footnote 11
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,175,000     Please see Footnote 11
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.85%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Footnote 11: Includes 750,000 shares of ordinary shares and Warrants to purchase 1,050,000 shares of Class A (BSA) and 375,000 shares of Class B (BSA).

Item 1. Security and Issuer.

            This Statement on Schedule D relates to the Ordinary Shares, $0.080 French franc par value per share (the "Shares"), of Flamel Technologies, S.A., a French Societe Anonyme organized under the laws of The Republic of France (the "Company"). The principal executive offices of the Company are located at Parc Club Du Moulin a Vent, 33, avenue de Dr. Georges Levy, Venissieux, Cedex 69693, France.

Item 2. Identity and Background.

            (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), Alta Embarcadero BioPharma, LLC, a California limited liability company ("Embarcadero LLC"), and Flamel Chase Partners (Alta Bio), LLC, a Delaware limited liability company ("Flamel Alta Bio") by virtue of their direct beneficial ownership of shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing member of Flamel Chase Partners (Alta Bio), LLC and by Alta Partners, a California corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Flamel Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Daniel Janney, Alix Marduel, and Guy Nohra (the "Managing Directors") are the managing directors and members of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Managing Directors and members may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the shares held by each entity. However, none of the Managing Directors, acting alone, has voting or investment power with respect to the shares directly beneficially held by the entities and, as a result, the Managing Directors disclaim beneficial ownership of the shares beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain Managing Directors are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

            (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Flamel Chase Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

            (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Flamel Chase Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Flamel Chase Alta Bio and Alta BioPharma, respectively. Each of the Directors' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as a director of Alta Partners.

            (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Directors, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Managing Directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a California limited liability corporation. Flamel Chase Alta Bio is a Delaware limited liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Managing Directors is a citizen of the United States.

            (g) Jean Deleage resigned his position as a Director of Flamel Technologies on August 13, 2001. Mr. Deleage owns one share of Ordinary Stock of Flamel Technologies stock. He is a managing director of Alta Management, Alta/Chase Management and a managing member of Embarcadero, LLC. By virtue of his roles with Alta Partners, he may be deemed to share control of Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, he is not acting alone, he has voting or investment power with respect to the shares directly beneficially held by the entities and, as a result, he disclaims beneficial ownership of the shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity.

Item 3. Source and Amount of Funds or Other Consideration.

            N/A

Item 4. Purpose of Transaction.

            From June 4, to June 19, 2003, the funds affiliated with Alta Partners sold an aggregate of 410,850 shares of Ordinary Stock for the aggregate purchase price of $4,848,273.53. The shares were sold in broker transactions on the NASDAQ exchange. The list below provides the information in connection with the sales:

           Fund                   Date of Sale          # of Shares Sold       Average Per Share Sale Price
Alta BioPharma Partners, L.P.
                                    6/4/03                   22,285                     $11.2718
                                    6/13/03                  31,763                     $11.7178
                                    6/16/03                  42,019                     $11.7836
                                    6/17/03                  81,614                     $11.9415
                                    6/18/03                  50,068                     $11.8551
                                    6/19/03                  27,631                     $11.8331
                                                            -------
                                    Total                   255,380

           Fund                   Date of Sale          # of Shares Sold       Average Per Share Sale Price
Flamel Chase Partners (Alta Bio), LLC.
                                    6/4/03                   12,728                     $11.2718
                                    6/13/03                  18,139                     $11.7178
                                    6/16/03                  23,996                     $11.7836
                                    6/17/03                  46,609                     $11.9415
                                    6/18/03                  28,594                     $11.8551
                                    6/19/03                  15,781                     $11.8331
                                                            -------
                                    Total                   145,847

           Fund                   Date of Sale          # of Shares Sold       Average Per Share Sale Price
Alta Embarcadero BioPharma Partners, LLC.
                                    6/4/03                      837                     $11.2718
                                    6/13/03                   1,198                     $11.7178
                                    6/16/03                   1,585                     $11.7836
                                    6/17/03                   3,077                     $11.9415
                                    6/18/03                   1,888                     $11.8551
                                    6/18/03                   1,038                     $11.8331
                                                              -----
                                    Total                     9,623

Item 5. Interest in Securities of the Issuer.

            (a) Alta BioPharma is the direct beneficial owner of 1,351,954 shares(12) of Ordinary Stock or approximately 7.91% of the shares deemed outstanding by the Company (17,083,352(13)) as of April 30, 2003. Flamel Chase Alta Bio is the direct beneficial owner of 772,088(14) shares of Ordinary Stock or approximately 4.62% of the shares deemed outstanding by the Company (16,703,442)(15) as of April 30, 2003. Embarcadero LLC is the direct beneficial owner of 50,958(16) shares of Ordinary Stock or approximately 0.31% of the shares deemed outstanding by the Company (16,230,976)(17) as of April 30, 2003.

            (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under
Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

            (c) Alta BioPharma, Flamel Chase Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Ordinary Shares held by it. By virtue of the relationships reported in Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Ordinary Shares held by each entity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            n/a

Item 7. Material to be Filed as Exhibits.

            Exhibit A: Joint Filing Statement.

----------
(12) Alta BioPharma: Includes 466,192 shares of Ordinary Stock and Warrants to purchase 652,666 of Class A (BSA) and 233,096 shares of Class B (BSA).

(13) Includes 16,197,590 shares of outstanding Ordinary Stock and Warrants to purchase 885,762 shares of Class A and B (BSA).

(14) Flamel Chase Alta Bio: Includes 266,236 shares of Ordinary Stock and Warrants to purchase 372,734 shares of Class A (BSA) and 133,118 shares of Class B (BSA).

(15) Includes 16,197,590 shares of outstanding Ordinary Stock and Warrants to purchase 505,852 shares of Class A and B (BSA).

(16) Embarcadero LLC: Includes 17,572 shares of Ordinary Stock and Warrants to purchase 24,600 shares of Class A (BSA) and 8,786 shares of Class B (BSA).

(17) Includes 16,197,590 shares of outstanding Ordinary Stock and Warrants to purchase 33,386 shares of Class A and B (BSA).

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2003

Alta Partners                           Alta BioPharma Partners, L.P.

By:        /s/ Jean Deleage             By: Alta BioPharma Management, LLC
    ---------------------------------       Its General Partner
    Jean Deleage, President
                                        By:       /s/ Jean Deleage
                                            -----------------------------
Alta BioPharma Management, LLC              Jean Deleage, Managing Director

By:        /s/ Jean Deleage
    ---------------------------------   Flamel Chase Partners (Alta Bio), LLC
    Jean Deleage, Managing Director
                                        By: Alta/Chase BioPharma Management, LLC
                                            Its Managing Member
Alta/Chase BioPharma Management, LLC
                                        By:    /s/ Jean Deleage
By:        /s/ Jean Deleage                 ------------------------------
    ---------------------------------       Jean Deleage, Member
    Jean Deleage, Member


Alta Embarcadero BioPharma, LLC

By:            /s/ Jean Deleage
    ---------------------------------
    Jean Deleage, Member

         /s/ Jean Deleage                          /s/ Guy Nohra
---------------------------------       ---------------------------------------
Jean Deleage                            Guy Nohra

         /s/ Garrett Gruener                       /s/ Alix Marduel
---------------------------------       ---------------------------------------
Garrett Gruener                         Alix Marduel

        /s/ Daniel Janney
---------------------------------
Daniel Janney

                                    EXHIBIT A

                             Joint Filing Statement

      We, the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13D is filed on behalf of each of us.

Date: June 19, 2003

Alta Partners                           Alta BioPharma Partners, L.P.

By:        /s/ Jean Deleage             By: Alta BioPharma Management, LLC
    ---------------------------------       Its General Partner
    Jean Deleage, President
                                        By:       /s/ Jean Deleage
                                            -----------------------------
Alta BioPharma Management, LLC              Jean Deleage, Managing Director

By:        /s/ Jean Deleage
    ---------------------------------   Flamel Chase Partners (Alta Bio), LLC
    Jean Deleage, Managing Director
                                        By: Alta/Chase BioPharma Management, LLC
                                            Its Managing Member
Alta/Chase BioPharma Management, LLC
                                        By:    /s/ Jean Deleage
By:        /s/ Jean Deleage                 ------------------------------
    ---------------------------------       Jean Deleage, Member
    Jean Deleage, Member


Alta Embarcadero BioPharma, LLC

By:            /s/ Jean Deleage
    ---------------------------------
    Jean Deleage, Member

         /s/ Jean Deleage                          /s/ Guy Nohra
---------------------------------       ---------------------------------------
Jean Deleage                            Guy Nohra

         /s/ Garrett Gruener                       /s/ Alix Marduel
---------------------------------       ---------------------------------------
Garrett Gruener                         Alix Marduel

        /s/ Daniel Janney
---------------------------------
Daniel Janney